SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Earnings Release Events

Meetings:

In São Paulo: August, 9th, 2006 at
8:30 a.m.
(Brazilian Official Time)

In Rio de Janeiro: August, 11th,
2006 at 8:30 a.m.
(Brazilian Official Time)

For more information, visit
our website at
www.braskem.com.br/ir or contact
our IR Department.

Contacts:

Luiz Henrique Valverde
Investor Relations Manager
Tel: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
Investor Relations Manager
Tel: (5511) 3443 9178
luciana.ferreira@braskem.com.br

Braskem divulges non-recurring effects in 2Q06

São Paulo, August, 4, 2006 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, would like to give a breakdown of the non-recurring effects that impacted its second quarter 2006 (2Q06) results, released yesterday.

Braskem registered in 2Q06 some non-recurring expenses and revenues that impacted various items at the income statement, as stated below:

R$ million
Non-recurring Effects in the Results	2Q06
1. Accounting Policies Alignment Politeno-Braskem	(14)
1.1 Provision for Doubtful Accounts	(8)
1.2 Adjustment to SAB 104 *	(6)
1.2.1 Revenue Accrual	(24)
1.2.2 Costs Accrual	18
2.Politeno's Integration Expenses	(4)
3.Reestructuring Expenses - Caprolactam and PET	(5)
4.Write-off of CETREL's and Tegal's Goodwill	(5)
5.Write-off of Polialden's Negative Goodwill	53
6.Deferred Income Taxes - Amortization of Polialden's Goodwill **	76
Impact on EBITDA - items 1, 2 and 3	(23)

* SAB 104 rule follows the general accepted accounting principles in the USA (US GAAP) and states that revenues should be accrued only when the customer effectively receives the goods

** As stated at the Explanatory Notes 17 (b) in the Interim Financial Statements of 06/30/2006

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian-owned private industrial companies. The company operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.0 million tons of petrochemical and chemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Augut 04, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer